Exhibit 99.66

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2020 (UNAUDITED)

- - - - - - - - - - - - - - - - - - -

BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

		September 30, 2020	December 31, 2019
	Note	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$1,324	$2,159
Trade receivables		899	1,108
Other assets		892	1,398
Inventories		210	135
Income taxes receivable		534	1,743
Current portion of embedded derivative	6	608	-
		4,467	6,543
Assets held for sale	4	-	7
TOTAL CURRENT ASSETS		4,467	6,550

NON-CURRENT ASSETS:
Property, plant and equipment	5	33,910	37,774
Right-of-use assets	7	5,535	6,233
Long-term deposits and equipment prepayments		1,063	1,148
Intangible assets		457	675
Embedded derivative	6	494	476
TOTAL NON-CURRENT ASSETS		41,459	46,306
TOTAL ASSETS		$45,926	$52,856

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables and accrued liabilities	9	$2,004	$2,389
Current portion of long-term debt	6	11,814	874
Current portion of lease liabilities	7, 9	1,580	746
TOTAL CURRENT LIABILITIES		15,398	4,009
NON-CURRENT LIABILITIES:
Long-term debt	6	5,100	14,849
Lease liabilities	7, 9	5,891	5,717
Asset retirement provision		202	193
TOTAL NON-CURRENT LIABILITIES		11,193	20,759
TOTAL LIABILITIES		26,591	24,768

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital		30,921	30,475
Contributed surplus		5,185	3,469
Accumulated deficit		(16,771)	(5,856)
TOTAL EQUITY		19,335	28,088
TOTAL LIABILITIES & EQUITY		$45,926	$52,856

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS)

(In thousands of U.S. dollars, except earnings per share)

		Three months ended		Nine months ended
		September 30,		September 30,
		2020	2019	2020	2019
	Note	Unaudited
Revenues	11, 12	$6,795	$9,739	$23,379	$21,886
Cost of sales		7,827	5,276	23,250	13,280
Gross profit (loss)		(1,032)	4,463	129	8,606
General and administrative expenses		1,809	2,296	5,985	7,575
Impairment of property, plant and equipment		-	56	-	56
Operating income (loss)		(2,841)	2,111	(5,856)	975
(Gain) on disposition of cryptocurrencies		-	-	(23)	-
Loss on disposition of property,plant and equipment		557	4	1,264	7
Net financial expenses (income)		1,363	(2,185)	3,930	2
Net income (loss) before income taxes
		(4,761)	4,292	(11,027)	966
Income tax expense (recovery)		-	(17)	(112)	(17)
Net income(loss) and total comprehensive income (loss)		$(4,761)	$4,309	$(10,915)	$983
Attributable to:
Equity holders of the Company		$(4,761)	$3,900	$(10,915)	$1,775
Non-controlling interests		-	409	-	(792)
		$(4,761)	$4,309	$(10,915)	$983
Net earnings (loss) per share (in U.S. dollars):
Basic net earnings (loss) per share		$(0.06)	$0.06	$(0.13)	$0.03
Diluted net earnings (loss) per share		$(0.06)	$0.05	$(0.13)	$0.03
Basic weighted average number of shares	11	84,521	70,367	84,851	61,522
Diluted weighted average number of shares	11	84,521	79,623	84,851	66,367

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars)

	Equity attributable to equity holders of the Company
	Share	Contributed	Obligation to issue	Accumulated		Non- controlling	Total
	capital	surplus	shares	deficit	Total	interest	equity

Balance as of January 1, 2020	$30,475	$3,469	$-	$(5,856)	$28,088	$-	$28,088
Net loss and total comprehensive loss	-	-	-	(10,915)	(10,915)	-	(10,915)
Share-based payment (Notes 8, 10)	192	1,606	-	-	1,798	-	1,798
Issuance of common shares and modification of warrants (Notes 6, 8)	54	-	-	-	54	-	54
Long-term debt conversion feature (Note 6)	-	110	-	-	110	-	110
Exercise of warrants (Note 8)	200	-	-	-	200	-	200
Balance as of September 30, 2020 (unaudited)	$30,921	$5,185	$-	$(16,771)	$19,335	$-	$19,335

Balance as of January 1, 2019	$19,812	-	$4,386	$(8,755)	$15,443	$5,209	$20,652
Net loss and total comprehensive loss	-	-	-	1,775	1,775	(792)	983
Share-based payment	-	2,282	-	-	2,282	161	2,443
Exchange of share based payment from legal subsidiary to the Company	141	766	-	-	907	(907)	-
Exchange of exchangeable shares issued in the reverse acquisition	4,386	-	(4,386)	-	-	-	-
Reclassification of warrant liability to equity	3,160	-	-	-	3,160	-	3,160
Acquisition of NCI by issuance of shares	3,671	-	-	-	3,671	(3,671)	-
Balance as of September 30, 2019 (unaudited)	$31,170	$3,048	$-	$(6,980)	$27,238	$-	$27,238

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Nine months ended September 30,
		2020	2019
	Note	Unaudited
Cash flows from operating activities:
Net income (loss)		$(10,915)	$983
Adjustments for:
Depreciation and amortization		8,652	4,217
Net financial expenses (income)		3,930	2
Share-based payment	10	1,798	2,443
Interest and financial expenses paid		(3,004)	(1,948)
Impairment loss on property and plant and equipment		-	56
Loss on disposal of property, plant and equipment		1,264	7
Provision for asset retirement and other		12	(32)
		12,652	4,745
Changes in non-cash working capital components	13	2,402	(2,399)
Net cash related to operating activities		4,139	3,329

Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets		(4,902)	(18,262)
Proceeds from sale of property, plant and equipment		718	1,429
Advance payments for equipment		-	(2,864)
Net cash related to investing activities		(4,184)	(19,697)

Cash flows from financing activities:
Issuance of warrants		-	4,936
Exercise of warrants		200	-
Proceeds from long-term debt, net		80	14,664
Repayment of lease liabilities		(621)	(484)
Repayment of long-term debt		(469)	(837)
Net cash related to financing activities		(810)	18,279
Exchange rate differences on currency translation		20	-
Net change in cash and cash equivalents		(835)	1,911
Cash and cash equivalents at beginning of period		2,159	552
Cash and cash equivalents at end of period		$1,324	$2,463

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018. The interim condensed financial statements of the corporation as at and for the periods ended September 30, 2020 and 2019 comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company are divided into two reportable segments: the cryptocurrency mining segment (referred to as “Backbone”) and the electrical services segment (referred to as “Volta”), as described in Note 12 “Reportable segments”.

The common shares of the Company are listed under the trading symbol BITF.V of the TSX Venture Exchange.

b.	These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34.

These interim condensed consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended on December 31, 2019. These interim condensed consolidated financial statements were approved by the Board of Directors on November 25, 2020.

c.	For the nine months ended September 30, 2020, the Company had a net loss of $10,915. As at September 30, 2020, the Company had negative working capital of $10,931 and an accumulated deficit of $16,771 Based on internally prepared forecasted cash flows, taking into consideration current cryptocurrency mining economics, as well as the refinancing of long-term debt and equipment lease described in Notes 6 and 7, management believes that the Company will be able to achieve positive cash flows from operations that will enable it to meet its obligations for at least one year from the date of the interim condensed consolidated financial statements.

Bitfarms is primarily engaged in the cryptocurrency mining industry; a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations. Due to the volatility of cryptocurrency prices and the effects of possible changes in the other aforementioned factors, there can be no assurance that future mining operations will be profitable and generate sufficient cash flows to repay the financing facility with Dominion Capital, maturing in 2021, as described in Note 6. In addition, adverse changes to the factors mentioned above may impact the carrying value of the Company’s property, plant and equipment resulting in impairment charges being recorded.

6

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY (Cont.)

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to a global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. There is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers.

The Company has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $625 and will continue to monitor its eligibility to claim the CEWS. There can be no assurance that the Company will continue to be eligible for the CEWS as future changes to revenues as well as modification to the eligibility criteria may render the Company ineligible.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

d.	In these financial statements, the following terms shall have the following definitions:

1.	Backbone	Backbone Hosting Solutions Inc.
2.	Volta	9159-9290 Quebec Inc.
3.	BTC	Bitcoin
4.	BCH	Bitcoin Cash
5.	LTC	Litecoin
6.	BVVE	Blockchain Verification and Validation Equipment

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of and change in accounting policies described in Note 3.

The accounting policies have been applied consistently by the Corporation's entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

7

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 3: ADOPTION OF AND CHANGE IN ACCOUNTING POLICIES

Government assistance

Government assistance is recognized where there is reasonable assurance that the assistance will be received, and all attached conditions will be complied with. Government assistance is intended to compensate an expense item which is recognized in net income (loss) on a systematic basis over the periods that the related costs are expensed. During the quarter and nine-month period ended September 30, 2020, the Company recorded $345 and $625 of government subsidies (CEWS), recognized in cost of sales and general and administrative expenses (nil during the comparable periods in 2019). There are no unfulfilled conditions or contingencies attached this assistance. The Company adopted this accounting policy during the year.

Revenue recognition

The Company, through Backbone, operates server farms supporting the verification and validation of blockchain transactions in exchange for cryptocurrency, referred to as “cryptocurrency mining”. The Company changed its accounting policy with respect to revenue recognition from cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Prior to this change, the Company accounted for cryptocurrency as inventory until it was sold in exchange for fiat currency. Inventories of cryptocurrency were measured at the lower of cost to produce and net realizable value. The cost of cryptocurrency inventory was comprised of the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value was measured as the estimated selling price in the ordinary course of business less estimated selling costs. Revenue was recognized when the cryptocurrency was converted into fiat currency or when the cryptocurrency was transferred to another party in settlement of a debt to this party. The Company now recognizes revenue upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, as described below.

IFRS 15 provides a five step model for identifying revenue from contracts with customers, as follows:

1.	Identify the contract with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when the Company satisfies a performance obligation

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form cryptocurrency. The Company measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management previously considered Coinmarketcap to be a Level 1 input under IFRS 13 Fair Value Measurement. However, management has revised this opinion and now considers Coinmarketcap to be a level 2 input as the price represents an average of quoted prices on various markets and not necessarily the principal

8

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 3: ADOPTION OF AND CHANGE IN ACCOUNTING POLICIES (Cont.)

market. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency. The Company has also entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

Cryptocurrency on hand at the end of a reporting period is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and accumulated in equity under revaluation surplus. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as at the reporting date.

The Company has continued to classify cryptocurrency on hand at the end of a period as a current asset as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

The Company believes that the revised policy and presentation provide more relevant financial information to the users of the financial statements. The accounting policy change has been applied retrospectively, but the Company’s management has determined that the impact of the accounting policy change in previous periods is not material. The cumulative effect of retrospective application of the accounting policy change on retained earnings as at January 1, 2020 was nil as the Company did not have any cryptocurrency on hand as at December 31, 2019. Furthermore, the Company’s management believes that the disclosures made in previous periods relating to the quantity and fair value of cryptocurrencies mined during the periods, the cost and fair market value of cryptocurrencies on hand at the end of the periods and the proceeds received from disposal of cryptocurrencies during the periods is sufficient to allow users of the financial statements to understand the Company’s financial results. The accounting standards in the cryptocurrency mining industry are still evolving and the Company’s management believes that this accounting policy change is better aligned with current industry practices. Additionally, the Company may be required to re-evaluate their accounting policy with respect to revenue recognition and subsequent remeasurement of cryptocurrency on hand in the event of the issuance of new accounting guidance or a change in the Company’s business practice of regularly disposing of cryptocurrencies.

The Company did not have any cryptocurrency on hand as at September 30, 2020 or December 31, 2019.

9

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 4: ASSETS HELD FOR SALE

On May 24, 2019, the Company’s management decided to sell 2,500 Antminer L3+ and committed to carry out a plan for the sale of the equipment. In 2019, the Company had located a purchaser and received non-refundable deposits totaling approximately $332 and made the mining hardware available to the purchaser. The purchaser has not collected the mining hardware, which is no longer in use by the Company. The Company had deferred recognizing a gain on the disposition of the assets, as it was not reasonably certain that the transaction would be completed. The proceeds received from the purchaser were accounted for as a liability included in accounts payable. During the previous quarter, the three months ended June 30, 2020, the Company’s management determined that the Company has completed the performance obligations necessary in order to recognize the gain on the sale. Accordingly, an amount of $332 was recorded as a gain on disposal of property, plant and equipment during that period. Assets held for sale of $7 as at December 31, 2019, excluding the Antminer L3+ described above, were sold in January 2020, for approximately their carrying amount.

10

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

a.	As at September 30, 2020, and December 31, 2019, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2020	$54,127	$9,000	$2,721	$2,415	$381	$68,644
Additions during the period	5,105	-	314	270	68	5,757
Dispositions during the period	(7,374)	-	-	(14)	(12)	(7,400)
Balance as of September 30, 2020 (Unaudited)	51,858	9,000	3,035	2,671	437	67,001

Balance as of January 1, 2019	35,439	9,000	2,033	2,140	333	48,945
Additions during the period	21,967	-	688	275	73	23,003
Dispositions during the period	(3,193)	-	-	-	(25)	(3,218)
Transfer to assets held for sale	(86)	-	-	-	-	(86)

Balance as of December 31, 2019	54,127	9,000	2,721	2,415	381	68,644
Accumulated Depreciation: Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	7,368	-	61	171	47	7,647
Dispositions during the period	(5,404)	-	-	(15)	(7)	(5,426)
Balance as of September 30, 2020 (Unaudited)	30,940	-	162	1,797	192	33,091

Balance as of January 1, 2019	26,424	-	38	1,530	91	28,083
Depreciation	5,318	-	63	111	71	5,563
Dispositions during the period	(2,753)	-	-	-	(10)	(2,763)
Transfer to assets held for sale	(13)	-	-	-	-	(13)

Balance as of December 31, 2019	28,976	-	101	1,641	152	30,870
Net book value as of September 30, 2020	$20,918	$9,000	$2,873	$874	$245	$33,910
December 31, 2019	$25,151	$9,000	$2,620	$774	$229	$37,774

b.	Further details of the quantity and models of BVVE held by the Company are as follows:

	Bitmain	Other Bitmain	Bitmain	Innosilicon T3 & T2T	Canaan	MicroBT Whatsminer
	Antminer S9	Antminers	Antminer	(BTC/BCH)	Avalon A10	(BTC)
	(BTC)	(BTC) *	L3+ (LTC)	**	(BTC)	***
Quantity as of January 1, 2020	15,159	2,071	400	6,543	2,490	2,470
Additions during the period	2,000	3	-	-	-	2,875
Dispositions during the period	(5,329)	(253)	(400)	(77)	(1,375)	-
Quantity as of September 30, 2020 (Unaudited)	11,830	1,821	-	6,466	1,115	5,345

* Includes 1,331 Antminer T15, 89 Antminer S17, 399 Antminer S15 and 2 Antminer S11

** Includes 5,095 T3 and 1,371 T2T

***Includes 4,345 M20S and 1,000 M31S+

11

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT (Cont.)

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 1,000 Whatsminer M31S+ with a net book value of approximately $1,720 as described in Note 7.

The Company combined the hashboards of Antminer S9s which would not have been profitable to repair. The combination process of the Antminer S9 hashboards consisted of combining parts from machines that were not fully operational, in order to create fully functional machines, 2,064 machines were discarded as a result of this process.

In addition to the equipment details listed above, the Company entered into profit sharing agreements with two parties to host 1,165 Antminer S9s. The profit-sharing agreements are structured such that the Company does not share the profits with the other parties unless minimum profitability thresholds are met. Once the profitability threshold is met, the other parties are entitled to 39% of the revenues and Backbone must pay all related electricity costs. The contracts can be terminated by either party at any time. For the three and nine month periods ended September 30, 2020, Backbone mined a total of approximately 5 and 35 Bitcoin (three and nine month periods ended September 30, 2019, 35 and 153 Bitcoin) using the hosted Antminer S9s. As at September 30, 2020, accounts payable and accrued liabilities included $13 payable to the two parties.

NOTE 6: LONG-TERM DEBT

	September 30,	December 31,
	2020	2019
	Unaudited
Dominion Capital loan	$16,650	$15,084
Backbone vendor financing	-	394
Volta note payable and vendor financing	264	245
Total long-term debt	16,914	15,723
Less current maturities of long-term debt	(11,814)	(874)
Non-current maturities of long-term debt	$5,100	$14,849

On March 15, 2019, the Company entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the “Lender”). The debt facility is structured into four separate loan tranches of $5,000 per tranche. Each loan tranche was drawn down in 2019 and bears interest at 10% per annum. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end of the term of the loan tranche.

In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. The 10% make-whole clause described below will remain in effect for the 6 month extension of the second loan tranche.

12

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 6: LONG-TERM DEBT (Cont.)

In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature may be exercised by Dominion Capital at any time until the loan matures in June 2021. The conversion feature was valued at $110 and was recorded as a reduction in long-term debt and an increase in equity. In exchange for the amendments described above, the Company agreed to issue 1,000,000 common shares to Dominion Capital. In addition, the expiry date of the 1,666,667 warrants issued in connection with the drawdown of Tranche #2 was modified from April 2024 to November 2021. The exercise price of the 1,666,667 warrants issued in connection with tranche #3 was modified from $0.40 USD per warrant to $0.30 USD per warrant. The modifications described above did not sufficiently alter the future cash flows related to the loan to meet the criteria for an extinguishment. The Black Scholes model was used in determining the values of the warrants. The net charge to finance expense as a result of the issuance of common shares and warrant modifications was $54. The overall modifications to the contractual cash flows resulted in a modification loss of $12.

A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month is required in repayment of the total loan tranches drawn. The monthly payments shall be applied to interest and the balance to principal, and in the event that the amount of the cryptocurrency mined is less than the amount of interest owing, such additional amounts shall be remitted such that the interest is payable in full on a current basis. The loan contains a "make-whole" clause which stipulates that the 10% interest rate is calculated on the initial principal balance of the loan tranche and does not decrease as the principal balance is repaid. The 10% interest rate is calculated over the 24-month term of each loan tranche regardless of whether the loan tranche is repaid prior to its maturity. Any unpaid interest at the earlier of the loan tranche's early repayment, or the loan tranche's 24-month maturity is included in the balloon payment. The loan tranches are fully secured by the assets of the Company on a first-priority basis. Pursuant to the terms with the Lender, the Company is required to comply with certain covenants as long as any amount is outstanding. The significant covenants are to maintain a bank balance of $1,000 at all times, as well as restrictions on issuing additional debt or selling property, plant and equipment without re-investing the proceeds into new purchases of property, plant and equipment

The loan features result in a loan liability measured at amortized cost, warrants that are accounted for as an equity component and an embedded derivative measured at fair value through profit or loss.

Loan liability

The loan is measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts are determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management had to estimate Backbone's future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. The carrying amount of the loan liability, in conjunction with the embedded derivative described below, approximates its fair value. Included in net financial expenses for the three and nine month periods ended September 30, 2020 are $1,459 and $3,946 of interest expense related to the loan ($1,019 and $1,615 of interest expense for the three and nine month periods ended September 30, 2019).

13

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 6: LONG-TERM DEBT (Cont.)

Embedded derivative

The value of the "make-whole" clause described above will vary based on management's projections of the timing of the loan repayment, which are based on Backbone's cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss.

Key assumptions

Key assumptions used in recording the embedded derivative as at September 30, 2020, are described below. These assumptions are subject to change based on future developments and such changes could have a material effect on embedded derivative.

Revenues - Two optimistic, two pessimistic and one status quo scenario were used in estimating future bitcoin price and network difficulty, which are key factors in predicting revenues from cryptocurrency mining. Management assigned probabilities to each scenario, which were used to calculate weighted average expected outcomes. The weighted average bitcoin price and network difficulty used in the projections in order to determine the fair value of the embedded derivative were $12.8 and 1.8x10^13, respectively.

Internal hashrate - Management was required to predict the growth of the Company's internal hashrate, one of the main revenue drivers in combination with bitcoin price and network difficulty, to predict revenues. Accordingly, management was required to make assumptions regarding the timing of all four loan tranche drawdowns as well as the pricing and availability of cryptocurrency mining hardware.

The fair value measurement is based upon level 3 inputs, as a result management has performed a sensitivity analysis using varying discount rates:

	Scenario 1	Scenario 2	Scenario 3
Discount rate	30.05%	33.05%	36.05%
Total value - asset (liability)	$1,165	$1,134	$1,102

As at September 30, 2020, management recognized an embedded derivative asset with a fair value of $1,102 (December 31, 2019 –$476) resulting in an unrealized gain of $506 and $626 for the three and nine months ended September 30, 2020 included in net financial expense (three and nine month periods ended September 30, 2019 - $831 and $422).

14

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 7: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their movements during the nine month period ended September 30, 2020:

	Leased		Other	Total ROU	Lease
	premises	Vehicles	equipment	assets	liabilities

As of January 1, 2020	$6,024	$157	$52	$6,233	$6,463
Additions and extensions to ROU assets	-	36	-	36	36
Additions to property, plant and equipment	-	-	-	-	1,769
Depreciation	(672)	(53)	(9)	(734)	-
Payments	-	-	-	-	(958)
Interest	-	-	-	-	337
Foreign exchange gain on lease liabilities	-	-	-	-	(176)
As of September 30, 2020	$5,352	$140	$43	$5,535	$7,471
Less current maturities of lease liabilities					(1,580)
Non-current maturities of lease liabilities					$5,891

In August 2020, the Company entered into a two year lease agreement for approximately $1,769 of mining hardware which were delivered and installed in August 2020. The lease contains a bargain purchase option where the Company may purchase the leased equipment for $1.00 USD upon expiration of the lease agreement. The corresponding right-of-use assets are classified as property, plant and equipment under BVVE and electrical equipment as described in Note 5.

NOTE 8: EQUITY

	Authorized	Issued and outstanding at
	September 30, 2020	September 30, 2020	December 31, 2019
	(Unaudited)	(Unaudited)
Number of shares
Common shares of no par value	Unlimited	85,720,630	83,620,630

On both January 13, 2020 and February 12, 2020 Dominion Capital exercised a combined total of 500,000 warrants to acquire 500,000 common shares resulting in proceeds of $200 being paid to the Company.

On March 11, 2020 the Company issued 500,000 common shares to the former CEO upon his resignation, see Note 10 for details.

On May 29, 2020, 100,000 common shares were issued to the COO/ CFO upon completion of the two year vesting period of 100,000 restricted stock units.

On September 18, 2020 the Company issued 1,000,000 common shares to Dominion Capital in connection with the loan modifications described in Note 6.

15

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 9: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	September 30,	December 31,
	2020	2019
	Unaudited
Trade payables:
Directors’ remuneration (included in accrued liabilities)	$31	$-
Companies controlled by certain directors and consulting fees	20	15
	$51	$15

Lease liabilities:
Companies controlled by directors	$1,695	$2,000

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three and nine month periods ended September 30, 2020:

1.	The Company made rent payments totaling approximately $111 and $328 for the three and nine month periods ended September 30, 2020 (three and nine month periods ended September 30, 2019 - $125 and $447) to companies controlled by directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $88 and $288 for the three and nine month periods ended September 30, 2020 ($100 and $300 for the three and nine month periods ended September 30, 2019).

The transactions described above were incurred in the normal course of operations. These transactions were included in consolidated statements of loss and comprehensive loss as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
General and administrative expenses	$88	140	$288	$419
Financial expenses	35	45	108	139
	$123	$185	$396	$558

16

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 10: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	Unaudited

Equity-settled share-based payment plans	534	872	1,798	2,443
Total expense arising from share-based payment transactions	534	872	1,798	2,443

The share-based payment transactions entered into between the Company and its employees during the nine month period ended September 30, 2020 are described below.

On June 28, 2020 and August 31, 2020, the Board of Directors approved stock option grants of 3,800,000 options to purchase 3,800,000 common shares in accordance with the stock option plan adopted on June 20, 2019. All options become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant. The inputs used to value the grants using the Black-Scholes model are as follows:

Grant date	June 28, 2020	August 31, 2020
Dividend yield (%)	-	-
Expected share price volatility (%)	125%	125%
Risk-free interest rate (%)	0.95%	0.95%
Expected life of stock options (years)	3	3
Share price (Canadian Dollar) *	0.36	0.43
Exercise price (Canadian Dollar)	0.36	0.43
Fair value of options (USD)	0.19	0.24
Vesting period (years)	2	2
Quantity of options granted *	2,600,000	1,200,000

Details of the outstanding stock options as at September 30, 2020 are as follows:

	September 30, 2020 (Unaudited)

	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1	8,345,000	1.06
Granted	3,800,000	0.38
Exercised	-	-
Forefeited	(1,860,000)	1.13
Expired	(895,000)	0.99
Outstanding, September 30, 2020	9,390,000	0.72
Exercisable, September 30, 2020	5,983,435	0.90

The weighted average contractual life of the stock options as at September 30, 2020 was 3.25 years.

17

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 10: SHARE BASED PAYMENT (Cont.)

On March 11, 2020, Wes Fulford resigned as Chief Executive Officer (CEO) and Director of Bitfarms and its subsidiaries. In consideration for past services rendered, the former CEO’s stock compensation agreement was modified to immediately vest all unvested stock options, extend the expiration date of 3,000,000 options from 90 days subsequent to his resignation to July 31, 2022. Furthermore, the Company granted the former CEO 500,000 common shares and modified 500,000 options to expire as at June 2020. The stock option modifications and grant of 500,000 common shares resulted in the Company recording stock compensation expense of $624.

On August 31, 2020, John Rim resigned as Chief Financial Officer (CFO) of Bitfarms and its subsidiaries. The former CFO entered into a consulting agreement with the Company that allows the continued vesting of all unvested stock options with the removal of performance obligations. As a result, all unvested stock options were recorded as expense effective the former CFO’s resignation date. In addition, the former CFO voluntarily forfeited 1,000,000 stock options with an average strike price of $1.19 and the Company granted immediate vesting of 300,000 stock options that were originally scheduled to vest in June 2022. The stock option modifications resulted in the Company recording stock compensation expense of $300.

NOTE 11: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

Revenues:

Details of the cryptocurrency mined by the Backbone operating segment and their related fair values, based on the prices quoted on www.coinmarketcap.com at the time of mining are as follows:

	Three months ended September 30, 2020 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	535	-	-
Fair value *	$5,681	$	$5,681

	Three months ended September 30, 2019 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	834	1,219	-
Fair value *	$8,623	$123	$8,746

	Nine months ended September 30, 2020 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	2,437	41	-
Fair value *	$21,421	$3	$21,424

18

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 11: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME (Cont.)

	Nine months ended September 30, 2019 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	2,646	7,561	-
Fair value *	$19,020	$653	$19,673

Earnings per share:

For the three and nine months ended September 30, 2020, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three and nine months ended September 30, 2020, would have been approximately 965,000 and 385,000, respectively.

NOTE 12: REPORTABLE SEGMENTS

a.	General:

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has reportable segments as follows:

Backbone	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrency for providing these services.

Volta	Volta provides electrician services to both commercial and residential customers in Quebec.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses, are managed on a group basis.

19

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 12: REPORTABLE SEGMENTS (Cont.)

b.	Reportable segments:

	Three months ended September 30, 2020 (Unaudited)
	Backbone	Volta	Total
Revenues	$6,065	730	6,795
Cost of sales	7,366	461	7,827
Gross profit (loss)	(1,301)	269	(1,032)
General and administrative expenses	1,702	107	1,809
Loss on disposal of property, plant and equipment	554	3	557
Net financial expenses (income)	1,351	12	1,363
Segment profit (loss)	$(4,908)	$147	$(4,761)

	Three months ended September 30, 2019 (Unaudited)
	Backbone	Volta	Total

Revenues	$8,942	797	$9,739
Cost of sales	4,651	625	5,276
Gross profit	4,291	172	4,463
General and administrative expenses	2,141	172	2,313
Impairment and loss on disposal of property, plant and equipment	60	-	60
Net financial expenses (income)	(2,199)	14	(2,185)
Segment profit	$4,289	$(14)	$4,275
Unallocated corporate income			(17)
Income before income taxes			$4,292

20

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 12: REPORTABLE SEGMENTS (Cont.)

	Nine months ended September 30, 2020 (Unaudited)
	Backbone	Volta	Total
Revenues	$21,678	1,701	$23,379
Cost of sales	21,932	1,318	23,250
Gross profit	(254)	383	129
(Gain) on disposition of cryptocurrencies	(23)	-	(23)
General and administrative expenses	5,564	335	5,899
Loss on disposal of property, plant and equipment	1,261	2	1,263
Net financial expenses (income)	3,902	28	3,930
Segment profit (loss)	$(10,958)	$18	$(10,940)
Unallocated corporate expenses			87
Loss before income taxes			$(11,027)

	Nine months ended September 30, 2019 (Unaudited)
	Backbone	Volta	Total
Revenues	19,630	2,256	21,886
Cost of sales	11,600	1,680	13,280
Gross profit	8,030	576	8,606
General and administrative expenses	6,853	469	7,322
Impairment and loss on disposal of property, plant and		-
equipment	63		63
Net financial expenses (income)	(25)	27	2
Segment profit (loss)	$1,139	$80	$1,219
Unallocated corporate expenses			253
Income before income taxes			$966

21

BITFARMS LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency)

NOTE 13: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Nine months ended September 30,
	2020	2019
	Unaudited
Changes in working capital components:
Decrease (increase) in trade receivables, net	$209	$(89)
Decrease (increase) in other current assets	506	(643)
Increase in inventories	(75)	(49)
Decrease (increase) in long-term deposits	85	(1,021)
Increase (decrease) in accounts payable and accrued liabilities	468	(171)
Decrease (increase) in income taxes receivable	1,209	(376)
Decrease in liabilities held for sale	-	(50)
	$2,402	$(2,399)

Significant non-cash transactions:
Addition of right-of-use assets and related lease liabilities	$1,769	$1,695
Purchase of property, plant and equipment financed by short-term credit	$154	$438
Acquisition of non-controlling interest by issuance of shares		$24,938

22